Exhibit 1

                              DAIMLERCHRYSLER



                                          Press Information


                                          February 25, 1999

Contact:
Eckhard Zanger    Tel (+49) 711 17 93311
Lori McTavish     Tel (+1)  248 512 2666


=================================================================================
DaimlerChrysler Group                        1998                1997      98:97
                                  -----------------------------------------------
                                  E (Euro)  U.S.-$      DM     E (Euro)   Change*
                                  --------  ------      ---    --------   -------

Operating Profit, in millions      8,593    10,082    16,807     6,230    + 38 %

IBT (Income Before Taxes), in      8,154     9,567    15,948     6,180    + 32 %
millions

Net Income**, in mill.             5,221     6,126    10,212     4,057    + 29 %

Earnings Per Share**                5.58     6.54      10.90     4.28     + 30 %

Proposed Dividend Per Share         2.35     2.76      4.60

Revenues, in millions             131,782   154,615   257,744   117,572   + 12 %
==================================================================================


*     Based on Euro figures
** Excluding nonrecurring items: 1998 before merger costs; 1997 excluding one time positive tax effects, esp. special pay-out of DM 20 per share


Group figures for 1998:

DaimlerChrysler Operating Profit at E 8.6 bn  (+ 38 %)

o     IBT up 32 % to E 8.2 bn
o     Board of Management proposes 1998 dividend of E 2.35 per share

Stuttgart / Auburn Hills, Michigan - In its first business year 1998, DaimlerChrysler has achieved an operating profit of E 8.6 bn. This is an increase of 38 % compared to the 1997 combined figure of E 6.2 bn. According to the group figures published today, 1998 income before taxes
(IBT) is up 32 % to E 8.2 bn against the 1997 combined figures.

Net income for 1998 is in the amount of E 5.2 bn, up 29 % against the 1997 net income for the combined businesses of E 4.1 bn. Earnings per share
(EPS) are at E 5.58, up 30 %. The 1998 figure is excluding the merger costs; the 1997 figure is calculated on a comparable basis, excluding nonrecurring items.

Net income including nonrecurring items - merger costs in 1998 and one time positive tax effects from the special pay-out of DM 20 per share for 1997 - is about E 4.8 bn (1997: E 6.5 bn); earnings per share including these items are at E 5.16.

Group revenues rose by 12 % to E 131.8 bn.

The Board of Management intends to propose to the Annual General Meeting of shareholders on May 18, 1999, a dividend of E 2.35 per share. The DaimlerChrysler Supervisory Board will decide on the dividend proposal on March 30, 1999. For the former Daimler-Benz shareholders, this dividend would mean a significantly higher pay-out, whereas the former Chrysler shareholders continue to receive a dividend on the high level of previous pay-outs.

In the income before taxes figure, merger costs of E 685 millions are included. This comprises all costs for the preparation and execution of the merger, as well as real estate transfer taxes, and the costs of the exchange offer for former Daimler-Benz shareholders.

DaimlerChrysler will present and explain the detailed financial statements for 1998 at its annual press conference in Stuttgart on March 31, 1999.

Please note:

- 1998 figures are calculated on a U.S.-$/DM exchange rate of 1.6670 (Noon Buying Rate on December 31, 1998, as required by the SEC). (Average U.S.-$/DM exchange rate in 1998 was 1.7597.)
-     1 e (Euro) = DM 1.95583
-     Operating Profit is according to FAS 131


DaimlerChrysler Communications, D-70546 Stuttgart (Germany), Auburn Hills, MI 48326-2766 (USA)